Filed by Grey Wolf, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Basic Energy Services, Inc.
Commission File No. 1-32693
Subject Company: Horsepower Holdings, Inc.
Final Transcript
Conference Call Transcript
GW — Grey Wolf, Inc. and Basic Energy Services, Inc. Agree to Combine in “Merger of Equals” Transaction
Event Date/Time: Apr. 21. 2008 / 11:00AM ET

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CORPORATE PARTICIPANTS
Alan Krenek
Basic Energy Services, Inc. — CFO, SVP-Finance
Tom Richards
Grey Wolf, Inc. — Chairman, President, CEO
Ken Huseman
Basic Energy Services, Inc. — President, CEO
David Crowley
Grey Wolf, Inc. — EVP, COO
David Wehlmann
Grey Wolf, Inc. — EVP, CFO
CONFERENCE CALL PARTICIPANTS
Marshall Adkins
Raymond James — Analyst
Kevin Pollard
JPMorgan — Analyst
James West
Lehman Brothers — Analyst
Mike Drickamer
Morgan, Keegan — Analyst
Adam Leitch
RBC Capital Markets — Analyst
Gary Stromberg
Lehman Brothers — Analyst
Pierre Conner
Capital One — Analyst
Evan Templeton
Jefferies & Company — Analyst
Robert Christensen
Buckingham Research — Analyst
Jeremy Mindich
Scopia Capital — Analyst
Steve Schweitzer
Shenkman Capital — Analyst
PRESENTATION

Operator
Ladies and gentlemen, thank you for standing by and welcome to the Grey Wolf, Inc. and Basic Energy Services, Inc. Merger of Equals transaction conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded Monday, April 21, 2008.
It is now my pleasure to turn the conference over to Mr. Alan Krenek, Chief Financial Officer, Basic Energy Services, Inc.

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Final Transcript

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
Thank you. Good morning, ladies and gentlemen. Welcome to this joint conference call to discuss this morning’s announcement of a Merger of Equals between Grey Wolf and Basic Energy Services.
With me this morning are Tom Richards, currently the Chairman, President, and Chief Executive Officer of Grey Wolf, who will serve as Chairman of the new Company; Ken Huseman, currently the President and Chief Executive Officer of Basic Energy Services, who will serve as the new Company’s Chief Executive Officer; David Crowley, currently the Executive Vice President and Chief Operating Officer of Grey Wolf, who will serve as the new Company’s President and Chief Operating Officer. Also joining us on the call is David Wehlmann, Grey Wolf’s CFO.
Before we begin, I would like to point out that statements on this call that are not historical fact, including those relating to the proposed transaction and its effect, are forward-looking statements. These forward-looking statements are based on management’s current plans, expectations, estimates, assumptions, and beliefs concerning future events, and therefore involve a number of risks and uncertainties that could cause actual results to differ materially from those expected. These risks and uncertainties are described in Grey Wolf’s and Basic Energy Services’ 10-Ks and other documents filed with the Securities and Exchange Commission.
There are also risks associated with the proposed transaction, including, but not limited to, possible inability to close the transaction, possible delays in obtaining regulatory approvals, and unanticipated costs. With that, let me turn the call over to Tom Richards.

Tom Richards — Grey Wolf, Inc. — Chairman, President, CEO
Thank you, Alan, and good morning to everyone. We’re here to answer any questions that you might have, but first, we want to provide some background on the transaction itself.
First of all, the respective management teams of both companies are extremely excited about our announcement this morning and hope that you agree with us in our views. And we will share our excitement going forward as we go through this process.
We think that combining our two companies will deliver unique values to our shareholders and create an organization that will have unparalleled opportunities for all stakeholders. In a minute, Ken will highlight some of the many advantages that we see in putting these companies together, and Alan will then comment briefly on financing and some of the accounting aspects before we take a few questions.
We view this strategic combination as being a merger of equals between two companies that both bring significant capabilities and value to the table. The strong profit and cash flow generation and excellent growth opportunities on a combined basis will afford shareholders both EPS and cash flow accretion.
While most Merger of Equals transactions are structured as 100% stock deals, we have decided to provide approximately $600 million of cash to shareholders due to the strengths that this combination creates. In the case of Grey Wolf shareholders, they will receive 0.25 shares and $1.82 in cash for each share currently held, while Basic Energy Services shareholders will receive 0.9195 shares and $6.70 in cash for each share that they hold. We expect the share portion to be tax-free to both companies’ shareholders.
Headquarters will remain in Houston at Grey Wolf’s current office, and the Company will be organized in four business segments. We will have a nine-person Board, with five directors coming from Grey Wolf and four directors coming from Basic Energy Services.
As I said at the beginning, we are very excited about this transaction and the prospects for the combined Company. We will benefit from the enhanced scale and diversity of our services, and a much larger pool of extremely well-qualified and experienced people.
With that, I will turned over to Ken.

Ken Huseman — Basic Energy Services, Inc. — President, CEO
Thanks, Tom. As Tom noted in his comments, this is a great opportunity for our shareholders and our other stakeholders as well. We have very strong organizations. We share common cultural values. We both have excellent operating reputations, high-quality equipment, and we’re both known for the quality of our people.

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Final Transcript
We believe this is a well-timed transaction that is an ideal fit for both companies. Our shareholders will benefit from greater diversity with expanded growth opportunities, a broader geographic reach, balanced commodity exposure, and an expansion of service offerings.
Specifically, basic shareholders will gain from increased exposure to the gas-focused land drilling section, a business segment that I think will continue to grow for a considerable period of time.
On the other hand, the Grey Wolf shareholders will gain from increased diversification with Basic’s broad range of services and oil-oriented activity. Our customers will benefit from the combination of our highly skilled workforces and a more geographically diverse business. In addition, our ability to dedicate more resources to continued enhancements to our equipment and technology will enable us to deliver operational efficiency and reduce costs for our customers.
For these reasons, as well as the strong personal commitment Tom and I have to the success of this venture, I am confident in the future of the new Company. With that, I will turn the call over to Alan Krenek, the Executive VP and Chief Financial Officer of new Grey Wolf.

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
Thanks, Ken. On a pro forma, full-year 2007 basis, the combined Company has approximately $1.8 billion of revenues, with approximately $632 million of EBITDA and $178 million of free cash flow. With the $600 million of new debt, the net debt at closing is expected to be approximately $960 million.
We believe the combined Company will generate sufficient free cash flow that will give the combined Company the financial flexibility to invest for future growth and at the same time focus on reducing debt.
We expect shares after the transaction will total approximately 85 million shares, including the dilutive effect from options on a Treasury method basis. Based on these fully diluted shares, the combined Company will have an estimated combined enterprise value of approximately $2.9 billion, valued at last Friday’s closing price.
Operator, we will now take questions.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS) Marshall Adkins, Raymond James.

Marshall Adkins — Raymond James — Analyst
Good morning, guys. Obviously, a couple of simple ones to begin with. Can you kind of outline what kind of cost savings you could be looking at with the combination?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
This is Ken Huseman, Marshall. It is pretty preliminary at this point. We think there is a modest amount of cost savings to be had. We have very little overlap in our business segments, and most of the costs would be related to the public company type costs that we will save over time. It will take a period of time to realize those costs as we integrate the two corporate structures, but what, Alan — on an annual basis, it is somewhere on the order of $10 million?

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Final Transcript

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
Yes.

Ken Huseman — Basic Energy Services, Inc. — President, CEO
That is not the driver for this combination.

Marshall Adkins — Raymond James — Analyst
Okay, then how about synergies? Can you kind of outline them? Obviously, in general terms, you mention it in the release, but can you give a little more specific in terms of synergies that you think may be developed here?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
Well, I think a lot of it will stem from international opportunities. We are a much larger - this new Company will be much larger platform than either company was by itself. And we will be able to address opportunities anywhere in the world.
In addition, there are some opportunities to pull through services; again, that goes to the international opportunities. But some cross-marketing, things like that. So we think kind of the combination will provide a lot of hybrid opportunities where we can play off of each other’s strengths.

Tom Richards — Grey Wolf, Inc. — Chairman, President, CEO
Marshall, it does give us an expanded geographical footprint in the United States.

Marshall Adkins — Raymond James — Analyst
Right. All right. Well, last one and I’ll turn it over to someone else. In terms of future growth and where you are going to focus your capital spending, you mentioned part of it is you are going to be paying down debt, but you also anticipate seeing growth. Where are you going to spend? Is it that international markets in land drilling? Is it more workover rigs in the US? Can you just give me some sense directionally where you see the growth going forward?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
I think we will pursue — it is hard to say right now. We’re pretty early in the stages of comparing the opportunity set that each company currently has. But I think you’ll see us continue to pursue the strategies that both companies have.
Grey Wolf grew quite steadily on contracts to build new rigs. We’ve pursued small acquisitions; there are a number of those in all business segments. Plus the international opportunities. So I think it is a little early to say exactly where our growth will come from, but I think if you look at both companies’ track records, you could expect more of the same.

Tom Richards — Grey Wolf, Inc. — Chairman, President, CEO
Marshall, I would agree with that. As you know, the business has reached an inflection point. Our focus — we are in a very fortunate position that we will be able to focus on both the repayment of debt and looking at both internal growth as well as acquisitions going forward. So international, domestic, I think it will be — we will have a very exciting opportunity to pursue every avenue.

Marshall Adkins — Raymond James — Analyst
Terrific. I will turn it over to someone else and come back later. Thanks.

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Final Transcript

Operator
Kevin Pollard, JPMorgan.

Kevin Pollard — JPMorgan — Analyst
Good morning. I had a question a little bit about the transaction structure. Specifically, can you walk us through a little bit how the decision was made on the cash payout portion of it? Because it looks like you’re sharing it on kind of a pro rata or new co-ownership basis, even though Grey Wolf had considerably more cash on its balance sheet and I guess is bringing more to the combined entity. Can you talk a little bit about some of the rationale behind that?

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
Kevin, the $600 million is the number that we agreed to upfront between the two parties, and it just seemed like a logical split to take it based on the ownership position. So that is basically how it was decided.

Tom Richards — Grey Wolf, Inc. — Chairman, President, CEO
Right. It is structured as a merger of equals with no change of control.

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
That is correct.

Kevin Pollard — JPMorgan — Analyst
Okay. And in terms of the convertibles that Grey Wolf has outstanding, will those remain outstanding with this transaction or will those get converted and probably change in control?

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
We can’t speak for the holders of those converts, but they would have an opportunity to do it, either before or after the transaction.

Kevin Pollard —JPMorgan — Analyst
Okay, but you don’t have to — you’re not required to call those in?

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
No.

Kevin Pollard — JPMorgan — Analyst
Okay, so they will most likely just stay outstanding then.

Ken Huseman — Basic Energy Services, Inc. — President, CEO
Based on what they want to do.

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Final Transcript

Kevin Pollard — JPMorgan — Analyst
Okay. Just for modeling purposes, can you give us any kind of - most of it we can figure out fairly easily, but in terms of any incremental D&A step-up, do you have any thoughts on that?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
I think it is way too soon to go into that. We’re currently looking at - since Grey Wolf will be the accounting acquirer, the assets of Basic will be written up based on evaluation, and we’re just way too early in that.
But in our model, we have assumed some pretty conservative numbers, and the accretion that results from the transaction are still pretty good based on those conservative numbers.

Kevin Pollard — JPMorgan — Analyst
Okay. Thanks, guys. I appreciate it.

Operator
James West, Lehman Brothers.

James West — Lehman Brothers — Analyst
Good morning, guys, and congratulations. Is there a breakup fee involved with the transaction if it doesn’t go through?

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
That is correct.

James West — Lehman Brothers — Analyst
Could you give us the size of the breakup fee?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
$30 million. reciprocal to both parties.

James West — Lehman Brothers — Analyst
Okay. And is there some type of a go shop period for Basic where you could entertain additional offers?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
No.

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Final Transcript

James West — Lehman Brothers — Analyst
Okay. Then I guess one last question, probably maybe towards Ken for this one. But Basic has been spending the last several years rolling up the well service industry and has bought land rigs here and there, but it hasn’t been a significant piece of your business. Now with the combined company, it seems like there’s been a change in strategy here where you have a much bigger focus on land drilling.
I guess, Ken, my question is was this more of an opportunistic transaction kind of in your mind, and should we expect you to go back to rolling up the well service business or has this been a major change in strategy?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
I think — you know, I have expressed our interest in the past in participating in the land drilling segment in a much bigger way, and this was a great opportunity. Grey Wolf has an international class organization and fleet, and it was an opportunity to take a quantum leap in that respect.
The other part of it is just a diversification of our own — I think both companies’ revenue stream. Basic is involved primarily in helping maintain over 900,000 existing wells in the US; a big chunk of our business is generated in that fashion. But with depletion and the need for just ongoing drilling, the outlook for drilling activity is very strong. So we think this matches up the strong attributes of both companies in a very diversified company, as I said earlier, that can participate in continuing to consolidate the industry in the US and participate in — or pursue opportunities anywhere in the world.

Tom Richards — Grey Wolf, Inc. — Chairman, President, CEO
James, this is Tom Richards. You didn’t phrase that question to me, but from Grey Wolf’s perspective, a little over a year ago, management developed a strategic plan to enhance shareholder value going forward that was approved by the Board of Directors. And we had identified the well servicing business and the fluids hauling business as the number one priority from the standpoint of diversification. And Basic was identified as being somebody of the highest interest to consider a merger with.
So our interest in doing something in the well servicing business from a diversification standpoint goes way back over a year ago.

James West — Lehman Brothers — Analyst
Okay, that makes sense. Thanks, guys.

Operator
Mike Drickamer, Morgan, Keegan.

Mike Drickamer — Morgan, Keegan — Analyst
Ken, you mentioned in your commentary that you believe both companies share common cultural values. Yet one of the concerns historically when service company and drillers combine has been integration issues surrounding company cultures. Do you expect any issues here? What have you foreseen here and what have you done to start addressing some of those issues maybe?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
Well, it is — I think this is no longer a novel idea. There’s several other people who have done this. I think from our standpoint, it’s important to respect the separate needs of each business segment. Basic operates in four segments, and have for a number of years. And we have been successful in integrating those various segments by operating them each as they need to be operated so that they can compete against their portion of the market.
So I don’t think we expect to have a lot of those integration issues. You know, we’re not piling everybody in the same physical facility and trying to save money in that fashion. We have to compete in a segment-by-segment type of organization, which basically was done in the past. So we

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Final Transcript
respect the individual needs and operating requirements of each business segment. So we just don’t expect that there will be those sorts of integration problems.
At the corporate level, those integration issues aren’t — don’t present themselves. Really, the integration problems you have in putting these things together is when you try to combine them in the field below the level where it makes sense to do that. So we are excited about — that we have a track record of integrating acquisitions in a way that the combined entity is more successful than they were separately. And we think that will be the case in this situation.

Tom Richards — Grey Wolf, Inc. — Chairman, President, CEO
I might add that I agree with Ken completely. The management teams that developed this strategic plan are all very enthusiastic about this combination, all committed to making it work. The business that Ken and his people run is not dissimilar to ours in their philosophy towards people and premium equipment and the very best in services for our customers.
So I think that there is a lot of similarities there. He and I can work together very well. And I am very — I am looking forward with great anticipation. I think it is going to go very smoothly.

Mike Drickamer — Morgan, Keegan — Analyst
Okay. And then Ken and Alan, will you guys be moving to Houston or are you going to manage remotely?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
No, we will be moving to Houston. Personal situations require that it will take a little time on my part. But the corporate headquarters is in Houston.

Mike Drickamer — Morgan, Keegan — Analyst
Okay, thanks a lot, guys.

Operator
(inaudible), Credit Suisse.

Unidentified Participant
Good morning. I with Credit Suisse on the buy side. And first of all, I just want to congratulate both companies. Very excited for future. Both really great companies. Question for you. On the basic bonds, would this constitute a change in control, do you know — under the covenant?

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
No.

Unidentified Participant
Okay, so it is a merger of equals, and you get out from under that. Okay, thanks very much, guys. I appreciate it.

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Final Transcript

Operator
[Adam Leight], RBC Capital Markets.

Adam Leight — RBC Capital Markets — Analyst
Good morning, everybody. I just wanted to follow up a little bit on that. As I understand it, there is — the basic notes gain a lien on assets. Could, A, you describe what assets and what the level of the collateral will be, first lien, second lien? And under what circumstances that lien could be lifted.

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
As I said, the liens come into play under the provisions under the basic notes. Taking 85% of the assets of the Company as collateral — will be collateralized as part of the credit facility. And so the basic senior notes will share that collateral with the other notes.

David Wehlmann — Grey Wolf, Inc. — EVP, CFO
Adam, this is David. The liens are — there’s a basket for permitted liens, and once that drops below the certain dollar amount that is laid out in the Basic indenture, then that lien could go away — or would go away at that point.

Adam Leight — RBC Capital Markets — Analyst
Any estimate with this free cash flow level as to when that might occur? Ask you to do the math for me.

David Wehlmann — Grey Wolf, Inc. — EVP, CFO
No, you can do the math. But it is several years down the road.

Adam Leitch — RBC Capital Markets — Analyst
Great. Thank you very much and congratulations.

Operator
Gary Stromberg, Lehman Brothers.

Gary Stromberg — Lehman Brothers — Analyst
It sounds like most of my questions were answered. How much financing will be required here and what type of financing do you envision doing in terms of maturity and size?

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
Yes, we have received committed financing from UBS and Goldman Sachs in the form of a $925 million senior secured credit facility, which includes a $325 million revolver. And the $600 million will be a term note.

Gary Stromberg — Lehman Brothers — Analyst
It seems as though — is that more than what is needed here? It feels like that is a bit, more according to my math, the $600 million term loan piece.

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Final Transcript

Ken Huseman — Basic Energy Services, Inc. — President, CEO
Well, like I said, the expected cash balance at closing is expected to be about $186 million, I believe. So there are some requirements for some new rigs coming online from Grey Wolf in October. Basic will have some acquisitions coming up that we have letter of intents on. So it is all managed toward keeping a minimum cash balance of about $100 million on hand.

David Wehlmann — Grey Wolf, Inc. — EVP, CFO
Excuse me, Gary. This is David Wehlmann. What we wanted to do is we wanted to return some money to the shareholders through this $600 million dollar payment. But we also wanted to have the dry powder, if you will, to continue the strategies of both companies. And that is why that is a $600 million loan plus the $325 million undrawn line of credit, which is expected at closing.

Gary Stromberg — Lehman Brothers — Analyst
Okay. And that $600 million loan is in the $960 million net debt expectation number?

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
That’s correct.

Gary Stromberg — Lehman Brothers — Analyst
That’s all part of that? Okay, that’s all I had.

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
The $150 million outstanding under the basic credit revolver gets paid down through this transaction. So that is where $150 million of those proceeds go to.

Gary Stromberg — Lehman Brothers — Analyst
Okay, that makes sense. Thank you.

Operator
(OPERATOR INSTRUCTIONS) Pierre Conner, Capital One.

Pierre Conner — Capital One — Analyst
Good morning, gentlemen. Ken, maybe first question for you, in terms of additional expansion opportunities. It is a variation, I think, on a question you were asked. But I was wondering if now that you have accomplished additional growth on the drilling rig side and Grey Wolf has their servicing side that they wanted, are there some other service lines that potentially attract the combination of you all, or is your next — the next step, should we expect further of what you have been doing?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
Yes, I think we have the suite of services, the range of services that makes sense for the combined Company. There are a lot of opportunities to continue to grow organically within the footprint that we both have. There are opportunities internationally that we expect to pursue. And I think in all of our lines of business, we will continue to see opportunities for acquisitions.

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So I think we will be more of the same that you’ve seen from each company in the past, without varying too far afield from where we are now. There are some spots on the map that we occupy in the lower 48 that certainly open up with this combined breadth of services and the people we have available.

Pierre Conner — Capital One — Analyst
Okay. One of the international opportunities that comes to mind would be just south of the border. And they are large, integrated — this topic of integrated projects. So my question was focused on do you have what you need if you want to move equipment there? Do you feel like you can compete on some of these projects in Mexico?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
Yes, I will let Tom address that, because Grey Wolf is much further down the road in pursuing international projects and actually have a couple of rigs working in Mexico. I think he is better to answer that.

Tom Richards — Grey Wolf, Inc. — Chairman, President, CEO
Pierre, as you’re probably aware, we have two rigs down in Mexico right now, two 3000-horsepower rigs, each working on a three-year term contract. We are optimistic about the ability to place further assets in Mexico to participate in that work, and we are pursuing several projects at this time.

Pierre Conner — Capital One — Analyst
Okay. So good set of assets to get you there.

Tom Richards — Grey Wolf, Inc. — Chairman, President, CEO
Well, let me also say that one of the benefits of this combination, most of your international jobs, to the extent that you can bundle services together, the well servicing rigs, pressure pumping and maybe some of the rental businesses, along with the drilling rigs, the more attractive it is to the national oil companies. So we see that that is another really, really strong benefit of this combination.

Ken Huseman — Basic Energy Services, Inc. — President, CEO
We felt like from Basic’s standpoint that we really needed a strong drilling contingent to pursue international opportunities, because you tend to lead with the drilling rig and follow with some of the other services. So, again, it goes to the strategy of putting the two companies together.

Pierre Conner — Capital One — Analyst
I understand. Maybe this is one is for Alan. I know you said it is early to begin us modeling purposes, any kind of depreciation or amortization calculation. But you did mention that you have all done some work on the accretion, and I’ll ask. So would you care to characterize the magnitude of that accretion on a percentage basis or some range for us from you all’s modeling purposes perspective?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
Pierre, not at this time, but good try.

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Final Transcript

Pierre Conner — Capital One — Analyst
I thought I would try. All right, gentlemen. The rest of it has been answered. Congratulations and thanks for the comments.

Operator
Evan Templeton, Jefferies.

Evan Templeton — Jefferies & Company — Analyst
Most of my questions have been answered already, but can you just give a little more color on timing and whether or not there any more conditions? In other words, when the shareholders’ vote is going to be held.

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
Yes, it is conditional upon approval by both sets of shareholders. We will be having special meetings upcoming third quarter. This thing is anticipated to close in the third quarter, so they will be right before — some time, I would think, July/August timeframe.

Evan Templeton — Jefferies & Company — Analyst
Okay.

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
That assumes no excessive reviews by the SEC, etc.

Evan Templeton — Jefferies & Company — Analyst
Great. Thank you.

Operator
(inaudible)

Unidentified Participant
Good morning, gentlemen. I apologize if the question was asked, but I got on the call late. Have you talked at all about costs save or synergies between these two companies coming together, and quantify it and maybe give some sense of where those savings are coming from?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
We will go through that again. The companies have very little overlap. We have a few rigs running in the Permian next to the Grey Wolf operation. So that is not the driver for this combination. We will have some public company type expenses that will come out of the combined entity over time, although there are some costs associated with achieving the integration that will mute the effect of those savings for about a year.
Ultimately, I think we are saying that there is probably about $10 million a year in combined cost savings, almost all of which come out of the public company type savings.

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Final Transcript

Unidentified Participant
Okay.

Ken Huseman — Basic Energy Services, Inc. — President, CEO
But that is not a driver for this at all.

Unidentified Participant
I think I kind of caught most of the call, so I just wanted to make sure I didn’t miss it at the very beginning. I apologize. Thank you.

Operator
(OPERATOR INSTRUCTIONS) Robert Christensen, Buckingham Research.

Robert Christensen — Buckingham Research — Analyst
It seems like both companies are relatively small international at present. It seems Basic is nowhere and Grey Wolf, you’ve got two rigs out of 123. Make the case for getting bigger international faster for me, please.

Ken Huseman — Basic Energy Services, Inc. — President, CEO
That is not the number one driver of this transaction. We’re trying to put these two companies together to have a diversified business, a bigger basis to package services together here in the United States with bigger geographical footprint. And the growth internationally would be just something that we expect to achieve over a period of time.

Robert Christensen — Buckingham Research — Analyst
Okay, I get it. Thank you.

Operator
Jeremy Mindich, Scopia Capital.

Jeremy Mindich — Scopia Capital — Analyst
If you don’t mind, from the perspective of a basic shareholder, we have always enjoyed the fact that well servicing seemed to have less of an overcapacity issue than the traditional land drillers. And it seems like the land drilling market has been sort of split recently between people with newer equipment that can deal with more complicated wells and the older equipment that is still remaining stacked.
For those of us who don’t know much about Grey Wolf, could you give an argument for why Grey Wolf is in good position to deal with the overcapacity issues that are facing land drilling right now?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
I will start the answer and ask Tom to finish it, but I think Grey Wolf has spent quite a bit of money investing in new rigs over the last several years, plus converting and updating older mechanical rigs to state-of-the-art rigs. So, we are comfortable of their position in the marketplace. And I will let Tom speak more directly to that question.

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Final Transcript

Tom Richards — Grey Wolf, Inc. — Chairman, President, CEO
Ken is absolutely correct. We have spent hundreds of millions of dollars over the last few years to upgrade our fleet to increase the hydraulic capacity and solids control equipment, convert mechanical rigs to SCR. And we’ve also built a number of brand-new rigs from scratch. To give you some kind of idea of the technical capabilities, we’re building two PaDSRigs right now, both under term contracts, that will go into the Rockies.
Additionally, our fleet of rigs is not only premium, but they are of a larger average horsepower. 40 plus percent of the wells that we are drilling are drilling directionally today. So we have a very, very competitive fleet of rigs that will serve the combined shareholders of both companies very well.

Jeremy Mindich — Scopia Capital — Analyst
Thanks a lot.

Operator
Steve Schweitzer, Shenkman Capital.

Steve Schweitzer — Shenkman Capital — Analyst
I know that Tom had mentioned the opportunities that Basic had and that he had identified — or Grey Wolf had identified those businesses as attractive for Grey Wolf. I’m just wondering can you give us a little more on how the genesis of the transaction — how that occurred? Did either party consider other business combinations, etc.?

Ken Huseman — Basic Energy Services, Inc. — President, CEO
I think that is being shown in our filings, and I think we have been looking at each other for quite some time. This did not happen overnight. But we will let our filings speak to that issue.

Steve Schweitzer — Shenkman Capital — Analyst
Okay. Then just a last question. On the UBS term loan that you mentioned, that is a term loan B? And would you happen to have a pricing on it, or were you —?

Alan Krenek — Basic Energy Services, Inc. — CFO, SVP-Finance
It is a term loan B and we’re not going to speak about the pricing at this point in time.

Steve Schweitzer — Shenkman Capital — Analyst
Okay, thank you.

Operator
There appear to be no further questions at this time.

Ken Huseman — Basic Energy Services, Inc. — President, CEO
Okay. Thank you all for your interest in the new Grey Wolf. We appreciate all the questions and we look forward to talking to you in the future.

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Final Transcript

Tom Richards — Grey Wolf, Inc. — Chairman, President, CEO
Thank you very much.

Operator
Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

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Additional Information and Where to Find It
In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. (“Holdings”), which will include proxy statements of Basic Energy Services and Grey Wolf and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BASIC ENERGY SERVICES, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Basic Energy Services and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, Basic Energy Service’s web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., (432) 620-5510 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100.
Participants in the Solicitation
Basic Energy Services and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found in Grey Wolf’s proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic Energy Services stock by its directors and certain of its executive officers is included in its proxy statement dated April 5, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

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